EXHIBIT 4.2


                            SHARE PURCHASE AGREEMENT


     THIS SHARE PURCHASE AGREEMENT (this "AGREEMENT") is made as of February 23, 2003 (the "EFFECTIVE Date"), by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of Israel ("BOS"), and Catalyst Investments, L.P., a limited partnership registered under the laws of Israel ("Catalyst"). BOS and Catalyst shall be referred to herein collectively as the "PARTIES".



                                    RECITALS

     WHEREAS, BOS is a holder of (i) 465,000 Ordinary Shares of Surf Communication Solutions Ltd., a company organized under the laws of Israel ("SURF"), and (ii) 222,883 Preferred C Shares of Surf; and

     WHEREAS, Catalyst is a holder of (i) 316,484 Preferred C Shares of Surf (the "SURF PREFERRED C Shares", and (ii) a warrant to purchase 79,121 Preferred C Shares of Surf (the "WARRANTS");

     WHEREAS, the Board of Directors of BOS believes it in the best interests of BOS to purchase (i) 191,548 Preferred C Shares of Surf (the "SURF SHARES"), (ii) an option to purchase on or prior to January 31, 2006 any shares of Surf then held by Catalyst, which are owned by it on the date hereof or issued with respect thereto, and the right to receive any proceeds in excess of the option exercise price pursuant to a disposition of such shares prior to the option exercise date, all subject to the terms and conditions of the Option Agreement (as defined below), and (iii) the Surf Warrants (as defined below) which will be transferred to BOS under this Agreement and under the Option Agreement pro rata to the number of the Surf Preferred C Shares to be transferred to BOS hereunder and thereunder in exchange for 2,529,100 Ordinary Shares of BOS (the "BOS SHARES"), and

     WHEREAS, the Board of Directors of Catalyst believes it in the best interests of Catalyst to purchase 2,529,100 Ordinary Shares of BOS in exchange for 191,548 Preferred C Shares of Surf held by Catalyst; and

     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to enter into this Agreement, Catalyst shall grant BOS (i) Warrants to purchase 47,887 Surf Shares (the "SURF WARRANTS", together with the Surf Shares, the "SURF SECURITIES"), (ii) an option to purchase additional Surf Preferred C Shares held by Catalyst under the terms and conditions set forth herein and under the Option Agreement (as defined below); and

     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to enter into this Agreement, BOS shall grant Catalyst registration rights with respect to the BOS Shares under the terms and conditions set forth herein and under the BOS Registration Rights Agreement (as defined below); and

     WHEREAS, the Parties wish to define the respective rights and obligations of the Parties in connection with the exchange of the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties hereby agree as follows:

                                   ARTICLE 1

                                  THE EXCHANGE

1.01 TRANSACTIONS AT CLOSING

     Subject to the terms and conditions of this Agreement, at the Closing (as defined below), the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

     (1) PURCHASE AND SALE OF BOS SHARES Catalyst shall purchase, and BOS shall sell and issue to Catalyst the BOS Shares, representing 19.90% of the issued and outstanding share capital of BOS immediately prior to the Closing and prior to the issuance of the BOS Shares, at a purchase price of $0.694 per share, which equals to the average of the closing prices of the BOS Shares on NASDAQ in the last thirty days immediately prior to November 27, 2002, the date of the term sheet entered into by the Parties, and which equals to a purchase price of $1,755,195 (the "BOS SHARES PURCHASE PRICE"), PROVIDED, HOWEVER, that BOS shall set-off the BOS Shares Purchase Price due by Catalyst to BOS under this Subsection 1.01(1) against payment of the Surf Shares Purchase Price due to Catalyst from BOS under Subsection 1.01(2). The BOS Shares shall have the rights, preferences, privileges and restrictions set forth in the Articles of Association of BOS (the "BOS ARTICLES OF ASSOCIATION").

     (2) PURCHASE AND SALE OF SURF SHARES BOS shall purchase, and Catalyst shall sell and transfer to BOS the Surf Shares, representing, immediately prior to the Closing, (i) 5.24% of the issued and outstanding Preferred C Shares of Surf, and
(ii) 3.48% of the share capital of Surf on an as converted basis, assuming conversion of all Preferred Shares of Surf into Ordinary Shares of Surf at a ratio of 1 to 1, at a purchase price of $9.1632 per share, which is the original purchase price paid by Catalyst to Surf on November 14, 2001 and on November 17, 2002 for the Surf Shares, and which equals to $1,755,195 (the "SURF SHARES PURCHASE PRICE", and together with the BOS Shares Purchase Price, the "PURCHASE PRICE"). Catalyst shall assign to BOS all rights attached to the Surf Shares, and all rights held by Catalyst immediately prior to the date hereof by virtue of its holdings of the Surf Shares, in each case, under the Shareholders Rights Agreement dated as of November 14, 2001 among Surf, the New Shareholders and the Existing Shareholders (as such terms are defined therein) (the "SURF SHAREHOLDERS AGREEMENT") and under the Registration Rights Agreement dated as of November 14, 2001 among Surf, the Preferred C Holders, the Preferred A+B Holders and the Ordinary Holders (as such terms are defined therein) (the "SURF REGISTRATION RIGHTS AGREEMENT"). Catalyst shall set-off the BOS Shares Purchase Price due by it to BOS under Subsection 1.01(1) against payment of the Surf Shares Purchase Price due to it from BOS under this Subsection 1.01(2). Catalyst covenants to BOS that immediately after the Closing (i) the Surf Shares shall have the rights, preferences, privileges and restrictions set forth in the Articles of Association of Surf (the "SURF ARTICLES OF ASSOCIATION"), the Surf Shareholders Agreement and the Surf Registration Rights Agreement, and (ii) BOS shall have, by virtue of its holdings of the Surf Shares, the rights, preferences, privileges and restrictions under the Surf Shareholders Agreement, and under the Surf Registration Rights Agreement.

     (3) SET-OFF For the avoidance of doubt, the Parties' intention is that the Surf Shares Purchase Price shall be fully set-off against the BOS Shares Purchase Price, and that the respective Purchase Prices will be paid by both Parties in equity and not in cash, PROVIDED, HOWEVER, that in the event that any third party exercises its right of first refusal with respect to the Surf Shares, then (i) the number of Surf Shares which BOS shall purchase hereunder shall be reduced by the number of shares purchased by such third party pursuant to exercise of its right of first refusal, and (ii) Catalyst shall purchase the BOS Shares in exchange for (a) the Surf Shares which were not purchased by such third parties pursuant to exercise of right of first refusal, and (b) cash payment equals to the Surf Shares sold to such third parties pursuant to exercise of such right of first refusal times the Surf Shares Purchase Price.

     (4) OPTION In order to induce BOS to enter into this Agreement, subject to the terms and conditions of this Agreement, at the Closing, Catalyst shall grant BOS, for no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst subject to the terms and conditions of the Option Agreement in the form attached hereto as EXHIBIT A (the "OPTION AGREEMENT"), including without limitation, the right of BOS to receive for no additional consideration any after-tax proceeds to Catalyst in excess of the exercise price of the option derived from any disposition by Catalyst of Preferred C Shares held by it prior to the option exercise date or within eighteen months thereafter, all in accordance with the terms and conditions of the Option Agreement.

     (5) SURF WARRANTS In order to induce BOS to enter into this Agreement, subject to the terms and conditions of this Agreement, at the Closing, Catalyst shall transfer to BOS, for no additional consideration, the Surf Warrants

     (6) SURF COMMITTEES Catalyst hereby undertakes and covenants to BOS that, in the event that BOS wishes to appoint a representative of BOS as a member of the Board committees of Surf, then Catalyst shall support such appointment, and shall use its best efforts to perform such further acts and execute such further documents as may required to effect such appointment.

     (7) BOS REGISTRATION RIGHTS In order to induce Catalyst to enter into this Agreement, subject to the terms and conditions of this Agreement, BOS shall grant Catalyst, by virtue of its holdings of the BOS Shares, certain registration rights, which shall be subject to the terms and conditions of the Registration Rights Agreement in the form attached hereto as EXHIBIT B (the "BOS REGISTRATION RIGHTS AGREEMENT").

1.02 CLOSING

     The closing of the transactions contemplated hereby (the "CLOSING"), shall take place at the offices of Catalyst not later than April 6, 2003 (the "CLOSING DATE"). The Closing shall be effective as of, and the consummation of the transactions contemplated hereby shall be deemed to occur at, the close of business on the Closing Date.

                                   ARTICLE 2

                                   TERMINATION

2.01 TERMINATION PRIOR TO CLOSING

     The transactions contemplated herein may be terminated at any time but not later than the Closing Date:

     (1) by mutual consent of all of the Parties; or

     (2) by and at the option of (i) BOS, if prior to April 6, 2003, the closing conditions set out in Articles 6 hereunder have not been fulfilled, and (ii) Catalyst, if prior to April 6, 2003, the closing conditions set out in Articles 7 hereunder have not been fulfilled, and, in each case, as a result the Closing shall not have occurred on or before the Closing Date; or

     (3) by and at the option of any Party, if any order, decree, ruling, or charge of any court, forbidding any of the Parties to approve and/or adopt, and/or enter into, this Agreement or the Ancillary Agreements, or otherwise forbidding and/or preventing the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements, will be in force and effect on the Closing Date.

2.02 PROCEDURE UPON TERMINATION PRIOR TO CLOSING

     In the event of termination by any of the Parties or both Parties, pursuant to Section 2.01 hereof, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by the Parties hereto. If the transactions contemplated by this Agreement are terminated as provided herein, no Party and none of its directors, officers, stockholders, affiliates, controlling persons, agents or advisors (including, without limitation, attorneys, accountants, consultants, financial advisors and any representatives of your agents and advisors) shall have any liability or further obligation to any other Party to this Agreement, and each Party shall bear its own fees and expenses incurred in preparation and negotiation of this Agreement and the Ancillary Agreements, (including without limitation legal and accounting).

                                   ARTICLE 3

                   REPRESENTATIONS AND WARRANTIES OF CATALYST

     Catalyst represents and warrants to BOS that the statements contained in this Section 2 are true, correct and complete in all material respects as of the date of this Agreement and acknowledges that BOS is relying on such representations and warranties in entering into this Agreement:

3.01 CORPORATE ORGANIZATION AND STANDING

     Catalyst is a limited partnership duly organized, validly existing under the laws of Israel and has all corporate power and authority to conduct its business and to own and use its property, except where the failure to be so qualified would not have a material adverse effect on the business, operations, results of operations or financial condition of Catalyst, or the ability of Catalyst to consummate the transactions contemplated by this Agreement (for the purpose of this Article 3, a "CATALYST MATERIAL ADVERSE EFFECT").

3.02 CORPORATE AUTHORIZATION; BINDING AGREEMENT

     Catalyst has all corporate power to enter into this Agreement, the Option Agreement, the BOS Registration Rights Agreement and all exhibits hereto and thereto (the "ANCILLARY AGREEMENTS") and to transfer the Surf Warrants. This Agreement and the Ancillary Agreements have been, or will have been, at the time of their respective execution and delivery, duly executed and delivered by a duly authorized officer of Catalyst. Prior to the execution of this Agreement and the Ancillary Agreements, Catalyst shall have acted to complete all corporate action on the part of Catalyst necessary for the authorization, execution and delivery of this Agreement and the Ancillary Agreements, and the sale and delivery of the Surf Shares. Prior to the execution of this Agreement, Catalyst shall have completed all actions, and obtained all consents, required under the Surf Shareholders Agreement and the Surf Registration Rights Agreement for the transfer and assignment to BOS of any rights (a) granted to Catalyst by virtue of the Surf Securities, and (b) attached to the Surf Securities pursuant to the Surf Shareholders Agreement and the Surf Registration Rights Agreement. This Agreement and the Ancillary Agreements constitute the valid and legally binding obligation of Catalyst, enforceable in accordance with their terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws relating to or affecting the rights of creditors generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

3.03 NO CONFLICT

     Neither the execution and delivery of this Agreement and the Ancillary Agreements, nor the consummation of the transactions or the performance of the obligations contemplated hereby and thereby will result in any violation or breach of the constating documents, by-laws, policy, board resolution or shareholders resolution of Catalyst.

3.04 NO CONSENT

     To Catalyst's best knowledge, no consent of any governmental body or (except for rights of first refusal of Surf's shareholders with respect to the Surf Preferred C Shares and Surf's Board of Directors' approval) third party is required to be made or obtained by Catalyst in connection with the execution and delivery of this Agreement and the Ancillary Agreements by Catalyst or the consummation by Catalyst of the transactions or the performance of the obligations contemplated hereby and thereby by Catalyst.

3.05 COMPLIANCE WITH LAW

     To Catalyst's knowledge, it has been and is currently conducting its business in all material respects in accordance with all applicable laws, rules, regulations, orders, decrees and other requirements of all applicable governmental bodies, except for failures to so comply which, could not, individually or in the aggregate, affect Catalyst's ability to consummate the transactions contemplated hereby.

3.06 SHARE CAPITAL

     To the best of Catalyst's knowledge, the authorized share capital of Surf consists as of the date hereof of: 15,631,286 Ordinary Shares, par value NIS0.01 per share (the "ORDINARY SHARES"), of which (i) 2,341,666 Ordinary Shares are issued and outstanding, (ii) 883,208 Ordinary Shares are reserved for issuance upon the exercise of employee, director and consultant options granted under Surf's Option Plan, of which 851,904 are issued and outstanding, and 31, 304 are reserved for future issuance, (i) 340,000 have been designated Preferred A Shares, all of which are issued and outstanding, (ii) 130,000 have been designated Preferred A1 Shares, all of which are issued and outstanding, (iii) 169,500 have been designated Preferred B Shares, all of which are issued and outstanding, (iv) 18,834 have been designated Preferred B1 Shares, all of which are issued and outstanding, and (v) 3,710,380 have been designated Preferred C Shares, of which 3,655,094 are issued and outstanding, including 316,484 which are held by Catalyst, and 55, 286 are reserved for future issuance. To Catalyst's actual knowledge, except as set forth in the Surf Articles of Association, the Surf Registration Rights Agreement and the Surf Shareholders Agreement, except as set forth on the capitalization table of Surf attached hereto as SCHEDULE 3.06, and except for options issued under Surf's employee stock option plan, there are no other equity securities, preemptive rights, rights of first refusal, convertible securities, equity securities having any rights and privileges in preference to the Surf Shares, exchange rights, outstanding warrants, options or other rights to subscribe for, purchase or acquire from Surf and/or Catalyst any equity securities of Surf and there are not any contracts, agreements, undertakings, promises or binding commitments providing for the issuance of, sale of, or the granting of rights to acquire, any equity securities of Surf or under which Surf and/or Catalyst is, or may become, obligated to issue, sale or otherwise to become outstanding any Surf securities.

3.07 SURF SHARES AND SURF WARRANTS

     Catalyst has good and valid title to the Surf Preferred C Shares and the Warrants. The Surf Preferred C Shares have been duly and validly authorized, and are issued and outstanding and fully paid and nonassessable. The Surf Shares, transferred and sold in accordance with this Agreement and the Option Agreement, will be duly and validly authorized and issued, fully paid, nonassessable, and free of any right of first refusal (which was waived or will be waived prior to the Closing), and a copy of such waivers or notices of right of first refusal with delivery confirmation, which were unanswered (and consequently, the holders of the right of first refusal are deemed to have waived such right) shall be delivered to BOS prior to the Closing. The Surf Shares will have the rights, preferences, privileges and restrictions set forth in the Surf Articles of Association, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind (except as specified in the Surf Articles of Association, the Surf Registration Rights Agreement and in the Surf Shareholders Agreement) and at the closing will have been duly registered in the name of BOS in Surf's share register. The Warrants have been duly and validly authorized and issued, and the Surf Warrants are transferred free of any right of first refusal and at the closing will be duly registered in the name of BOS in Surf's share register. The shares issuable upon exercise of the Surf Warrants, if issued on the Effective Date, would be duly authorized and reserved for issuance by all necessary corporate action and, when issued in accordance with the terms of the Surf Articles of Association, would be duly and validly issued, fully paid and non-assessable, and would have the rights, preferences, privileges and restrictions set forth in the Surf Articles of Association, and will be free and clear of any liens, encumbrances, claims, or third party rights of any kind (except as specified in the Surf Articles of Association, the Surf Registration Rights Agreement and in the Surf Shareholders Agreement). Catalyst is a shareholder of Surf and is the record owner of the Surf Preferred C Shares and the Warrants and all rights thereto, free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust and other voting agreements, understandings, calls or commitments of any kind. Other than the Surf Shareholders Agreement, Catalyst is not a party or subject to any agreement or understanding which affects or relates to the voting of any security of Surf (including, without limitation, Surf Preferred C Shares and the Warrants). As of the Closing, BOS shall have the same rights as Catalyst has prior to the Closing, under the Surf Registration Rights Agreement and the Surf Shareholders Agreement, with respect to the Surf Shares and the Surf Warrants.

3.08 KNOWLEDGE AND EXPERIENCE

     Catalyst recognizes that its purchase of the BOS Shares involves a high degree of risk, and has evaluated the merits and risks of the purchase of the BOS Shares. Catalyst has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in BOS.

3.09 RECEIPT OF INFORMATION

     Without derogating from any representations and warranties made by BOS hereunder, Catalyst acknowledges that it has conducted a due diligence examination of BOS and its subsidiaries and has been furnished by BOS with the documents and information regarding BOS and its subsidiaries which it has requested, and has had an opportunity to ask questions and receive answers from the duly authorized officers or other representatives of BOS and its subsidiaries regarding BOS', and its subsidiaries', business, assets and financial position and the terms and conditions of the BOS Shares.

3.10 DISCLOSURE

     Article 3 of this Agreement does not contain any untrue statement of a material fact in view of the circumstances in which they were made. BOS has the right to rely fully upon the representations, warranties, covenants and agreements of Catalyst contained in this Agreement.

3.11 SECURITIES LAWS


     (1) Catalyst is purchasing the BOS Shares for investment purposes, for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state US securities laws or Israeli Securities Law, and Catalyst agrees that it will not divide its interest in the BOS Shares with others, resell, or otherwise distribute the BOS Shares in violation of federal or state US securities laws or Israeli Securities Law;

     (2) Catalyst is (and will be as of the Closing) an "accredited investor" as defined in Rule 501 of Regulation D under the Securities Act as presently in effect; and

     (3) Catalyst's principal place of business or primary residence for purpose of federal and state securities laws is as listed in its respective signature block.

3.12 LEGENDS

     It is understood that the certificates evidencing the BOS Shares may bear one or all of the following legends or similar legends:

     (1) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY'S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT."

     (2) Any legend required by the securities laws of any state within the U.S. or other jurisdiction.

     (3) Any legend required pursuant to the BOS Registration Rights Agreement.

                                   ARTICLE 4

                      REPRESENTATIONS AND WARRANTIES OF BOS

     BOS represents and warrants to Catalyst that except as set forth on the BOS Schedule of Exceptions attached hereto as EXHIBIT C (the "SCHEDULE OF EXCEPTIONS"), the statements contained in this Article 4 are true, correct and complete in all material respects as of the date of this Agreement, and acknowledges that Catalyst is relying on such representations and warranties in entering into this Agreement:

4.01 CORPORATE ORGANIZATION AND STANDING

     BOS is a corporation duly organized, validly existing under the laws of Israel and has all corporate power and authority to conduct its business and to own and use its property, except where the failure to be so qualified would not have a material adverse effect on the business, operations, results of operations or financial condition of BOS, or the ability of BOS to consummate the transactions contemplated by this Agreement (for the purpose of this Article 3, a "BOS MATERIAL ADVERSE EFFECT"). Boscom Ltd. ("BOSCOM") is a wholly owned subsidiary of BOS and a corporation duly organized, validly existing under the laws of Israel and has all corporate power and authority to conduct its business and to own and use its property, except where the failure to be so qualified would not have a Material Adverse Effect. Pacific Information Systems Inc. ("PACIFIC") is a wholly owned subsidiary of Lynk USA, Inc., ("LYNK"), which is a wholly owned subsidiary of BOS, and both Pacific and Lynk are corporations duly organized, validly existing under the laws of Delaware and has all corporate power and authority to conduct its business and to own and use its property, except where the failure to be so qualified would not have a BOS Material Adverse Effect. BOS's Ordinary Shares are currently listed on the NASDAQ and the TASE.

4.02 CORPORATE AUTHORIZATION; BINDING AGREEMENT

     BOS has all corporate power to enter into this Agreement and the Ancillary Agreements. This Agreement and the Ancillary Agreements have been, or will have been, at the time of their respective execution and delivery, duly executed and delivered by a duly authorized officer of BOS. Prior to the Closing of this Agreement and the Ancillary Agreements, BOS shall have acted to complete all corporate action on the part of BOS, necessary for the authorization, execution and delivery of this Agreement and the Ancillary Agreements, and the issuance, sale and delivery of the BOS Shares. This Agreement and the Ancillary Agreements constitute the valid and legally binding obligation of BOS, enforceable in accordance with their terms, except as (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar laws relating to or affecting the rights of creditors generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

4.03 NO CONFLICT

     Neither the execution and delivery of this Agreement and the Ancillary Agreements, nor the consummation of the transactions or the performance of the obligations contemplated hereby and thereby will result in any violation or breach of the constating documents, by-laws, policy, board resolution or shareholders resolution of BOS.

4.04 NO CONSENT

     To BOS's best knowledge, except for reporting obligations and approvals required under applicable security laws and market regulations, no consent of any governmental body or third party is required to be made or obtained by BOS in connection with the execution and delivery of this Agreement and the Ancillary Agreements by BOS or the consummation by BOS of the transactions or the performance of the obligations contemplated hereby and thereby by BOS.

4.05 COMPLIANCE WITH LAW

     To BOS's knowledge, it has been and is currently conducting its business in all material respects in accordance with all applicable laws, rules, regulations, orders, decrees and other requirements of all applicable governmental bodies, except for failures to so comply which, could not, individually or in the aggregate affect BOS' ability to consummate the transactions contemplated hereby, except for compliance with continued listing requirements on the NASDAQ, which has been disclosed to Catalyst by BOS as part of Catalyst's due diligence investigation. BOS is not aware of any non-compliance with any disclosure requirements under applicable security laws.

4.06 SHARE CAPITAL

     Except as set forth on the Schedule of Exceptions, the authorized share capital of BOS will consist immediately prior to the Closing of: 35,000,000 Ordinary Shares, par value NIS 1.00 per share, of which (i) 12,709,056 Ordinary Shares are issued and outstanding, (ii) 2,244,316 Ordinary Shares are reserved for issuance upon the exercise of employee, director and consultant options granted under BOS's Option Plan, of which as of 31.12.02, 1,147,716 were issued and outstanding, and 1,096,600 were reserved for future issuance. Except as set forth on the Schedule of Exceptions, there are no other equity securities, convertible securities, outstanding warrants, options or other rights to purchase from BOS any equity securities of BOS and there are not any contracts or binding commitments providing for the issuance of, sale of, or the granting of rights to acquire, any equity securities of BOS. Israel Gal, CEO of BOS and Boscom holds options to purchase securities of Boscom under terms approved by the shareholders at the annual General Meeting shareholders held March 13, 2002.

4.07 ORWER TRANSACTION

On March 13, 2002, the BOS shareholders approved an issuance of 1 million Ordinary Shares of BOS, at a price of $2 per share, and the grant of an option to purchase within 1 year an additional 1 million Ordinary Shares of BOS at a purchase price of $3 per share, to Orwer Ltd., an Israeli company, wholly owned by Mr. Aviram Wertheim and his spouse ("Orwer"). In May 2002, Mr. Wertheim announced that Orwer would not be purchasing the shares, and therefore in July 2002 the Company terminated the private placement agreement.

4.08 BOS SHARES

The BOS Shares, when issued and sold in accordance with this Agreement, will be duly and validly authorized and issued, fully paid, nonassessable, and free of any right of first refusal, and will have the rights, preferences, privileges and restrictions set forth in the BOS Articles of Association and in Section 3.12, and will be free and clear of any liens, claims, encumbrances (except as specified in the BOS Articles of Association), and duly registered in the name of Catalyst.

4.09 FINANCIAL INFORMATION.

     (a) The audited consolidated financial statements of BOS as of December 31, 2001, and the related statements, and unaudited financial statements of BOS as of September 30, 2002, are true, correct and complete and present truly and fairly the financial position of BOS as of the respective dates thereof, all in accordance with generally accepted accounting principles consistently applied throughout the periods covered therein on a basis consistent with those applied in prior periods, and have been prepared in accordance with the books and records of BOS as at the applicable dates and for the applicable periods.

     (b) Subject to section 4.15 hereunder, and other than as reported in BOS' current reports, since September 30, 2002, there has not been any event or material adverse change in the conditions of BOS as reflected in the Financial Statements which, individually or collectively with other events or changes could have a BOS Material Adverse Effect.

4.10 KNOWLEDGE AND EXPERIENCE

     BOS recognizes that its purchase of the Surf Securities involves a high degree of risk, and has evaluated the merits and risks of the purchase of the Surf Securities. BOS has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in Surf.

4.11 INVESTMENT INTENT

     BOS represents that its purchase of the Surf Securities is made solely for its own account, for investment, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act or the Israel Securities Law. BOS furthermore has no current commitment or obligation, contingent or otherwise, to anyone to dispose of the Surf Securities, and has no current plan or intent to dispose of the Surf Securities.

4.12 BOS' RELATIONSHIP WITH SURF

     Without derogating from any representations and warranties made by Catalyst hereunder, BOS hereby acknowledges that as of the date hereof, it holds shares in Surf.

4.13 NASDAQ LISTING

     BOS had a hearing before the Nasdaq Listing Qualification Panel to review the Nasdaq delisting notice. While there can be no assurance that the Panel will grant the Company's request for continued listing, the Company is exploring possible avenues to preserve the Nasdaq listing.

4.14 REGISTRATION RIGHTS

     Except as set out on the Schedule of Exceptions, the Company has not granted any registration rights with respect to any of its shares.

4.15 DISCLOSURE

     BOS is in compliance with all current disclosure requirements under (i) the United States Securities Exchange Act of 1934, and all regulations promulgated thereunder, and (ii) the Israel Securities Law, 5728-1968, and all regulations promulgated thereunder, to the extent applicable to BOS. All materials disclosed by BOS pursuant to the aforementioned securities laws are correct. This Article 4 does not contain any untrue statements of a material fact, in view of the circumstances in which they were made. Changes in the conditions of BOS, subsequent to September 30, 2002, have been specifically disclosed to Catalyst pursuant to this Agreement or as set forth on the Schedule of Exceptions (Exhibit C hereto). Catalyst has the right to rely fully upon the representations, warranties, covenants and agreements of BOS contained in this Agreement. Notwithstanding the foregoing, except as explicitly provided in
Section 4.01 and 4.09(a) hereunder, the information regarding Pacific and BOS' liabilities with respect to Pacific is given on an 'AS IS' basis, and it is understood and agreed that no warranties of any kind are given by BOS with respect to the potential exposure of BOS to liabilities arising from and/or relating to Pacific.

                                   ARTICLE 5

                            COVENANTS OF THE PARTIES

5.01 THIRD PARTY CONSENTS


5.01.1 CATALYST THIRD PARTY CONSENTS

     Catalyst has taken and delivered, or immediately after the date hereof, shall take and deliver, all notices and take all actions required to be taken by it under the Surf Articles of Association, the Surf Shareholders Agreement and the Surf Registration Rights Agreement for the transfer of the Surf Securities to BOS, and the transfer and assignment to BOS of all rights attached to the Surf Securities, and all rights granted to Catalyst as a holder of the Surf Securities, under the Surf Articles of Association, the Surf Shareholders Agreement and the Surf Registration Rights Agreement.

5.01.2 BOS THIRD PARTY CONSENTS

     BOS shall take all actions required for the issuance of the BOS Shares to Catalyst.

5.02 CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

     Both before and after the Closing Date or the termination of this Agreement for any reason, the Parties will consult with each other before issuing any press release or news media release or otherwise making any public statements with respect to this Agreement and/or the Ancillary Agreements and the transactions contemplated hereby.

5.03 ACCESS TO INFORMATION AND CONFIDENTIALITY

     (1) During the course of negotiating this Agreement and after the execution thereof, and until the Closing and thereafter, each of the parties (the "DISCLOSING PARTY") shall provide and have provided to the other party (the "RECEIVING PARTY"), its counsel and consultants (collectively, the "REPRESENTATIVES") access to confidential information of the Disclosing Party.

     (2) Any information disclosed to the Receiving Party or to its Representative, which has not previously been made available to the general public by the Disclosing Party, shall be considered confidential (individually and collectively, the "INFORMATION").

     (3) The Receiving Party acknowledges the confidential character of the Information and agrees that the Information is the valuable property of the Disclosing Party. The Receiving Party agrees not to reproduce any of the Information without the prior written consent of the Disclosing Party, not to use any Information for any purpose except as permitted by and in the performance of this Agreement, and not to divulge all or any part of the Information to any third party.

     (4) In the event that any of the Parties is requested or becomes legally compelled to disclose the terms of this Agreement or the transactions contemplated hereby in contravention of Sections 5.02 or 5.03, such Party shall provide the other Party with prompt written notice of that fact so that the appropriate Party may seek (with the co-operation and reasonable efforts of the other Party) a protective order, confidential treatment or other appropriate remedy. In such event, such Party shall furnish only that portion of the information, which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information to the extent reasonably requested by the other Party.

     (5) All Non-Disclosure Agreements and confidentiality obligations undertaken by the Parties, if any, will remain in full force and effect regardless of the execution and consummation or termination of this Agreement.


                                   ARTICLE 6

                             BOS CLOSING CONDITIONS

     The obligations of BOS to effect the transactions contemplated hereby shall be subject to the satisfaction of BOS, at or before the Closing, of each of the following conditions any one of which may be waived in writing, in whole or in part, by BOS:

6.01 REPRESENTATIONS AND WARRANTIES TRUE

     The representations and warranties of Catalyst set forth in this Agreement shall each be true, complete and accurate as of the date of this Agreement

6.02 PERFORMANCE

     Catalyst shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing, including, without limitation, completion of the sale and transfer of the Surf Shares to BOS, and the assignment of all rights attached to the Surf Shares, and all rights held by Catalyst immediately prior to the date hereof by virtue of its holdings of the Surf Shares, in each case, under the Surf Articles of Association, the Surf Shareholders Agreement and under the Surf Registration Rights Agreement.

6.03 CONSENTS

     Catalyst shall have duly obtained and secured all permits, approvals, consents and authorizations necessary or required lawfully to consummate this Agreement and the Ancillary Agreements, and to sell and transfer the Surf Shares, the Surf Warrants. Without limiting the generality of the foregoing, Catalyst shall provide (i) a certified copy of the decision of Surf's Board of Directors approving the transfer of the Surf Securities to BOS, and (ii) a certified copy of Surf's register of shareholders, registering BOS as the holder of the Surf Securities.

     BOS shall have duly obtained the following permits, approvals, consents and authorizations necessary or required lawfully to consummate this Agreement and the Ancillary Agreements: (i) approval by NASDAQ of issuance of the BOS Shares,
(ii) approval by TASE of issuance of the BOS Shares, and (iii) issuance of the BOS Shares certificates by the transfer agent of BOS.

6.04 SHARE CERTIFICATES; WARRANTS

     (A) Catalyst shall have delivered to BOS validly executed (i) share certificates representing the Surf Shares, issued in the names of BOS, and (ii) the Surf Warrants issued in the name of BOS; and (B) Surf shall have duly registered in the share register of Surf the transfer of (a) the Surf Shares, and (b) the Surf Warrants to BOS.

6.05 OPTION AGREEMENT AND PROXY; REGISTRATION RIGHTS AGREEMENT

     The Option Agreement and the irrevocable proxy attached thereto as Exhibit B, and the Registration Rights Agreement shall have been executed by Catalyst and delivered to BOS.

6.06 WAIVER OF RIGHTS; NOTICES.

     Catalyst shall have delivered to BOS a copy of the notices of right of first refusal with respect to the Surf Securities that Catalyst delivered to Surf, requesting that Surf deliver same to all holders of such right of first refusal with respect to the Surf Securities, and a confirmation that all such notices were delivered to the holders of such right of first refusal and were unanswered or rejected (and consequently, the holders of the right of first refusal are deemed to have waived such right).

6.07 NO ACTION

No order, decree, ruling, or charge of any court, forbidding any of the Parties to approve and/or adopt, and/or enter into, this Agreement or the Ancillary Agreements, or otherwise forbidding and/or preventing the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements, will be in force and effect on the Closing Date.

6.08 CATALYST COMPLIANCE CERTIFICATE

     Catalyst shall have delivered to BOS a duly executed Compliance Certificate, dated as of the Closing Date, in the form attached hereto as EXHIBIT D.

6.09 LEGAL OPINION

     Catalyst shall have delivered to BOS a legal opinion in the forms attached hereto as EXHIBIT E.

6.10 PURCHASE PRICE

     To the extent not fully set-off in accordance with the provisions of
Section 1.01(3) (as a result of exercise of any right of first refusal with respect to the Surf Shares), Catalyst shall have transferred to BOS the Purchase Price in United States Dollars by wire transfer to a bank account or such other form of payment as is mutually agreed by BOS and Catalyst to a bank account designated in writing by BOS.

                                   ARTICLE 7

                           CATALYST CLOSING CONDITIONS

     The obligations of Catalyst to effect the transactions contemplated hereby shall be subject to the satisfaction of Catalyst, at or before the Closing, of each of the following conditions any one of which may be waived in writing, in whole or in part, by Catalyst:

7.01 REPRESENTATIONS AND WARRANTIES TRUE.

     The representations and warranties of BOS set forth in this Agreement shall each be true, complete and accurate as of the date of this Agreement.

7.02 PERFORMANCE.

     BOS shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing, including, without limitation, completed the issuance, sale and delivery of the BOS Shares to Catalyst.

7.03 CONSENTS.

     BOS shall have duly obtained and secured all permits, approvals, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement and the Ancillary Agreements and to issue and sell the BOS Shares. Without limiting the generality of the foregoing, BOS shall provide Catalyst with a copy of the decision of BOS' Board of Directors approving the issuance of the BOS Shares to Catalyst.

7.04 SHARE CERTIFICATES

     BOS shall have delivered to Catalyst validly executed share certificates representing the BOS Shares, issued in the names of Catalyst. Surf shall have delivered to either of BOS or Catalyst validly executed (i) share certificates representing the Surf Shares, issued in the names of BOS, and (ii) the Surf Warrants issued in the name of BOS; and Surf shall have duly registered in the share register of Surf the transfer of (a) the Surf Shares, and (b) the Surf Warrants to BOS.

7.05 NO ACTION

     No order, decree, ruling, or charge of any court, forbidding any of the Parties to approve and/or adopt, and/or enter into, this Agreement or the Ancillary Agreements, or otherwise forbidding and/or preventing the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements, will be in force and effect on the Closing Date.

7.06 OPTION AGREEMENT AND PROXY; REGISTRATION RIGHTS AGREEMENT

     The Option Agreement and the irrevocable proxy attached thereto as Exhibit B, and the Registration Rights Agreement shall have been executed by BOS and delivered to Catalyst.

7.07 BOS COMPLIANCE CERTIFICATE

     BOS shall have delivered to Catalyst a duly executed Compliance certificate, dated as of the Closing Date, in the form attached hereto as EXHIBIT F.

7.08 LEGAL OPINION

     BOS shall have delivered to Catalyst a legal opinion in the forms attached hereto as EXHIBIT G.

                                   ARTICLE 8


                             LIMITATION ON REMEDIES

8.01 BREACH OF THE OPTION AGREEMENT

     In the event of a breach of the Option Agreement, at any time after the Closing, BOS may proceed to protect and enforce its rights, whether for the specific performance of any term contained in the Option Agreement or for an injunction against the breach of any such term, or to enforce any other legal or equitable right of BOS, or to claim any monetary remedy with regard to any direct and indirect damages caused to BOS by such breach, PROVIDED that in the event of a claim for monetary remedy, the sole remedy of BOS shall be paid by means of the Option Shares calculated according to the Exercise Price (as such terms are defined in the Option Agreement), PROVIDED HOWEVER, that only in the event that such transfer of Surf Shares is impossible for any reason, BOS will be compensated in cash.

8.02 BREACH OF THIS AGREEMENT

     In the event of a breach of this Agreement, including without limitation, liabilities, damages, deficiencies, judgments, settlements, costs of investigation or other expenses (including but not limited to interest, penalties and reasonable attorneys' fees and disbursements) resulting from or arising out of any act or omission of either party, or any breach of any representation or warranty contained in this Agreement and all exhibits attached hereto, and the Ancillary Agreements, both Parties and/or their successors may proceed to protect and enforce their rights, provided that in the event of a claim for monetary remedy, the sole remedy of the plaintiff shall be restitution of the Surf Shares or the BOS Shares sold hereunder, as the case may be, calculated according to the Surf Shares Purchase Price and the BOS Shares Purchase Price, as applicable, provided however, that only in the event that such restitution is impossible for any reason, the plaintiff will be compensated in cash, which shall not exceed the Purchase Price, and further provided, that such claim has been filed within one year of the Effective Date hereunder.

                                    ARTICLE 9

                                  MISCELLANEOUS

9.01 PAYMENT OF EXPENSES

     Except as otherwise provided hereunder, each Party shall pay its own fees and expenses incurred in preparation, negotiation, execution and delivery of this Agreement and the Ancillary Agreements, and the performance of its obligations hereunder and thereunder (including, without limitation, legal, accounting and travel).

9.02 NOTICES

     All notices and other communications required or permitted hereunder to be given to any Party shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below:

If to B.O.S. Better Online Solutions Ltd., to the addresses set forth in its signature block, with a copy to:

         Ephraim Abramson & Co., Advocates
         16 B King George Street
         Ninth Floor
         Jerusalem 94229
         Israel
         Facsimile: (02) 623-3694
                    (02) 625-9264

         and:

         Zvi Firon, Adv
         Firon, Karni, Sarov and Firon, Renato Jarach
         111 Arlozorov Street
         Tel Aviv, Israel If to Catalyst Investments, L.P., to the addresses set forth in its signature block, with a copy to:

         Fischer, Behar, Chen & Co.
         3 Daniel Frisch St.
         Tel Aviv 64731
         Israel
         Facsimile: (03) 609-1116


Or such other address with respect to a Party as such Party shall notify each other Parties in writing as above provided. Any notice sent in accordance with this Section 9.02 shall be effective (i) if mailed, seven (7) business days (and fourteen (14) business days for international mail) after mailing, (ii) if sent by messenger, upon delivery, (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt), and (iv) one (1) business day (and three
(3) business days for international mail) after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, PROVIDED, HOWEVER, that any notice change of address shall only be valid upon receipt thereof.

9.03 ASSIGNMENT

     This Agreement may not be assigned in whole or in part by any Party without the prior written consent of the other Parties.

9.04 AMENDMENT

     This Agreement may be modified, supplemented or amended only by a written instrument executed by all of the Parties.

9.05 SURVIVAL

     The provisions of Sections 5.02, 5.03, Article 8 and this Article 9 shall survive the termination of this Agreement for any reason.

9.06 REMEDIES CUMULATIVE; SPECIFIC PERFORMANCE

     The rights and remedies of the Parties shall be cumulative (and not alternative). Each Party acknowledges and agrees that the other Party may be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Each Party agrees that the other Party may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court having competent jurisdiction, in addition to any other right or remedy to which they may be entitled, at law or in equity.

9.07 WAIVER

     Any Party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Party hereto,
(ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

9.08 GOVERNING LAW

     This Agreement shall be exclusively governed by and construed according to the laws of Israel, without regard to the conflict of laws provisions thereof.

9.09 ARBITRATION

     Any controversy or claim arising under, out of, or in connection with this Agreement, its validity, its interpretation, its execution or any breach or claimed breach thereof, shall be settled by a single arbitrator, who shall be Mr. Yossi Shahak, and if Mr. Yossi Shahak is unwilling or unavailable to serve as an arbitrator, the arbitrator shall be an attorney with experience in complex corporate transactions to be mutually selected by the Parties' legal counsels (the "ARBITRATOR"), and if the Parties are unable to reach an agreement on the identity of the arbitrator with in thirty (30) days, the arbitrator shall be appointed by court having competent jurisdiction. The arbitration shall take place in Tel Aviv, Israel, in the Hebrew language. The Arbitrator shall be exempt from the civil procedure rules and the rules of evidence, but shall be bound by substantive law and by the duty of citing grounds for his ruling. The Arbitrator shall be authorized to issue injunctions and interim orders. The execution of this Agreement by the parties shall be deemed the execution of an arbitration agreement as required by the Israeli Arbitration Law, 5728-1968.

9.10 FURTHER ASSURANCES

     Each of the Parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the Ancillary Agreements and the intentions of the parties as reflected hereby and thereby.

9.11 BINDING EFFECT; BENEFITS

     This Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person or entity other than the Parties' respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

9.12 SEVERABILITY

     If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; PROVIDED, HOWEVER, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

9.13 COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

9.14 ENTIRE AGREEMENT

     This Agreement, together with all schedules and exhibits hereto, constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof, and shall replace any previous agreement between the Parties, whether or not separate or together with other parties.

9.15 RULES OF CONSTRUCTION

     The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement, and therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document be construed against the party drafting such agreement or document. Words denoting the singular include the plural and vice versa and words denoting any gender include all genders. Any reference to a statute shall mean the statute in force as at the date hereof, unless otherwise expressly provided. The use of headings is for convenience of reference only and shall not affect the construction of this Agreement. When calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a business day, the period shall end on the next business day.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF this Share Purchase Agreement has been executed by duly authorized officers of each of the Parties as of the date first above written.



         B.O.S. BETTER ONLINE SOLUTIONS LTD.



         By:      ________________________
         Name:
         Title:

         Address:



         CATALYST INVESTMENTS, L.P.



         By:      ________________________
         Name:
         Title:

         Address:

EXHIBITS

Exhibit A      -       Option Agreement

Exhibit B      -       BOS Registration Rights Agreement

Exhibit C      -       Schedule of Exceptions [omitted]

Exhibit D      -       Catalyst Compliance Certificate [omitted]

Exhibit E      -       Catalyst Legal Opinion [omitted]

Exhibit F      -       BOS Compliance Certificate [omitted]

Exhibit G      -       BOS Legal Opinion [omitted]



SCHEDULES

Schedule 3.06 -   Surf Capitalization Table [omitted]

                                OPTION AGREEMENT


     THIS OPTION AGREEMENT (this "AGREEMENT") is made as of March 30, 2003 (the "EFFECTIVE DATE"), by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of Israel ("BOS"), and Catalyst Investments, L.P. ("CATALYST"). BOS and Catalyst shall be referred to herein collectively as the "PARTIES".



                                    RECITALS

     WHEREAS, Catalyst, prior to consummating the transactions contemplated hereby and under the Share Purchase Agreement (as defined below), is a holder of
(i) 316,484 Preferred C Shares (the "PREFERRED C Shares") of Surf Communication Solutions Ltd., a company organized under the laws of Israel ("SURF"), and (ii) warrants to purchase 79,121 Preferred C Shares of Surf (the "WARRANTS"); and

     WHEREAS, concurrently with the execution and delivery of this Agreement, BOS and Catalyst are entering into a Share Purchase Agreement (the "SHARE PURCHASE AGREEMENT"), which provides that, upon the terms and conditions thereof, Catalyst will sell to BOS certain equity securities of Surf owned by it; and

     WHEREAS, as a condition to BOS's willingness to enter into the Share Purchase Agreement, Catalyst agrees to grant BOS (i) a right to receive any Surplus (as defined below) received by Catalyst as a result of the sale of any Preferred C Shares of Surf held by it and not sold to BOS under the Share Purchase Agreement, and (ii) an option to purchase such and or all Preferred C Shares in the event not sold by Catalyst prior to the Option Expiration Date (as defined below), in each case, under the terms and conditions set forth herein; and

     WHEREAS, this Agreement is entered into as, and forms, an integral part of the Share Purchase Agreement; and

     WHEREAS, the Parties wish to define the respective rights and obligations of the Parties in connection with the option grant contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties hereby agree as follows:

1.   NUMBER OF ORDINARY SHARES AVAILABLE FOR PURCHASE

Catalyst hereby grants BOS an irrevocable option (the "OPTION") to purchase, at any time and from time to time on or prior to January 31, 2006 (the "OPTION EXPIRATION DATE") on one or a number of occasions, any or all of the 124,936 Preferred C Shares owned by Catalyst on the Effective Date, or hereafter acquired by Catalyst pursuant to exercise of the Warrant, to purchase 31,234 Preferred C Shares which are held by Catalyst on the Effective Date (the "OPTION SHARES"), including all associated rights under (a) the Registration Rights Agreement, dated as of November 14, 2001 among Surf, the Preferred C Holders, the Preferred A+B Holders and the Ordinary Holders (as such terms are defined therein) (the "REGISTRATION RIGHTS AGREEMENT") and (b) the Shareholders Agreement dated as of November 14, 2001 among Surf, the New Shareholders and the Existing Shareholders (as such terms are defined therein) (the "SHAREHOLDERS AGREEMENt"), at an exercise price of US$9.1632 plus interest at a rate of 4.75% per annum, accrued from the Effective Date until the Option exercise date, per Preferred C Share, or a higher exercise price at the sole discretion of BOS, subject to adjustments under Section 6 (the "EXERCISE PRICE"), PROVIDED, HOWEVER, that in the event that any third party exercises its right of first refusal with respect to the Option Shares, then the number of Option Shares which BOS shall purchase pursuant to the exercise of the Option shall be reduced by the number of shares purchased by such third party pursuant to exercise of its right of first refusal. BOS hereby acknowledges that any transactions consummated pursuant to this Agreement are subject to applicable rights of first refusal of Surf shareholders.

2.   TRANSFER OF PREFERRED C SHARES BY CATALYST

2.1  CATALYST UNDERTAKING.

     (a) Insofar as Catalyst sells or otherwise disposes (a "DISPOSITION") of any Preferred C Shares of Surf owned by Catalyst on the Effective Date, or hereafter acquired by Catalyst pursuant to the exercise of the Warrants, at any time after the Effective Date, and prior to the Option Expiration Date (the "UPSIDE PERIOD") at a price greater than the Exercise Price, then Catalyst shall pay BOS such sale price less
          (x) U.S. $9.1632 per share and (y) any applicable tax as stated in writing by Catalyst's accountants (the "SURPLUS"). BOS shall have a right to appeal to the tax authorities with respect to the tax imposed on Catalyst pursuant to such transaction. In the event that Catalyst purchases Preferred C Shares of Surf after the Effective Date other than pursuant to the exercise of the Warrants (the "NEW SHARES"), and subsequently sells Preferred C Shares of Surf, then the number of shares to be subject to this Section 2.1 shall be pro-rated between the Option Shares and the New Shares, unless otherwise agreed by the Parties. For purposes of this section 2.1(a), the above shall also apply in the event of a Disposition by Catalyst of any Preferred C Shares or Surf Warrants consummated on or prior to July 31, 2007, PROVIDED that the negotiations with respect thereto commenced before the Option Expiration Date, and such Disposition will be deemed for all purposes as a "Disposition" hereunder. .

     (b) Subject to the terms of this Agreement, Catalyst agrees and covenants to BOS that it shall sell the Option Shares within the Upside Period to any purchaser designated by BOS (including without limitation, BOS, an affiliate of BOS or any third party), PROVIDED that the purchase price of the Option Shares pursuant to such sale shall be in excess of
          (x) the Exercise Price plus (y) any applicable taxes paid by Catalyst pursuant to such sale.

3.   EXERCISE OF OPTION.

     The Option may be exercised by delivering to Catalyst at its principal office the Notice of Exercise attached hereto as EXHIBIT A duly completed and duly executed by BOS. The exercise of Option in connection with the following events, may be made conditional upon the completion of such events:

     (a) acquisition of Surf by another entity by means of any transaction or series of related transactions (including, without limitation, a merger, consolidation or reorganization of Surf with or into another corporation), or a sale of all, or substantially all of the assets of Surf (including, without limitation, intellectual property rights which in the aggregate constitute substantially all of Surf's material assets);

     (b) a firmly underwritten public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction; or

     (c) either Catalyst or Surf (1) makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts as they become due, or files a voluntary petition in bankruptcy, (2) is adjudicated as bankrupt or insolvent, (3) files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law, or regulation, (4) files any answer admitting or not contesting the material allegations of a petition filed against Catalyst, as applicable in any such proceeding, or (5) seeks, consents to, or acquiesces in, the appointment of any trustee, receiver, or liquidator of Catalyst or of all or any substantial part of the assets of Catalyst; (6) the commencement of an action against Catalyst seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future statute, law or regulation, such action shall not have been dismissed within ninety (90) days.

4.   CLOSING.

     Upon exercise of the Option hereunder, promptly following expiration or exercise of the right of first refusal with respect to the Option Shares, (the "CLOSING"), (a) Catalyst shall deliver to BOS (i) a duly executed share transfer deed; (ii) a share certificate representing the number of Option Shares specified in the Exercise Notice held by it; (iii) a pro-rata portion of the Warrants held by Catalyst on the date of such exercise; and
     (iv) a copy of any notices of exercise of rights of first refusal or all waivers, consents or approvals by third party having rights of first refusal with respect to the Option Shares, whereby each such third party waives such right of first refusal or confirmation of Surf, stating that such rights have been waived or expired; against delivery of (b) payment by BOS to Catalyst of the Purchase Price for the Option Shares so transferred and being purchased by delivery of a certified check or bank check in immediately available funds.

5.   OPTION CONFERS VOTING RIGHTS.

     As long as the Option is outstanding and unexercised, BOS shall have a right to vote all except for one of the Option Shares as a shareholder of Surf at its sole and absolute discretion at any meeting of the shareholders of Surf and in any written resolution of the shareholders of Surf, and for that purpose Catalyst shall grant BOS a proxy to vote all minus one Option Shares in the form attached hereto as EXHIBIT B. The Parties agree that Catalyst shall retain voting rights with respect to one of the Option Shares, and Catalyst hereby agrees and covenants to BOS that it will vote such share in the same manner as BOS votes the Option Shares at BOS's sole discretion.

     Notwithstanding BOS' rights hereunder, BOS undertakes not to vote the Option Shares in such a manner that will cause Catalyst to be subject to a financial obligation without Catalyst's prior written consent to assume such obligation, unless BOS has agreed in writing to personally assume such financial obligation.

6.   ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF OPTION SHARES

     The number and kind of securities purchasable upon the exercise of the Option and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of the following events:

     In the event of any change in Surf's equity securities by reason of stock dividends, stock splits, reverse stock splits, mergers, recapitalizations, combinations, exchange of shares and the like, the type and number of Option Shares and/or the Exercise Price, as the case may be, shall be adjusted appropriately, so BOS shall receive, upon exercise of the Option, the number and class of shares or other securities or property that BOS would have received in respect of the Option Shares if the Option had been exercised immediately prior to such event or the record date therefore, as applicable.

7.   EXERCISE OF WARRANTS.

     Catalyst hereby covenants to BOS that during the term of this Agreement it shall not exercise the Warrants without the prior written consent of BOS, which may be granted or withheld at BOS's discretion. In addition, Catalyst hereby agrees and covenants to BOS that it will exercise the Warrants if so directed by BOS, at its sole discretion, and such exercise shall be deemed exercise of the Option with respect to the shares underlying such Warrant, PROVIDED that BOS shall bear the exercise price of the Warrants and any tax imposed on Catalyst with respect thereto, if any such tax is imposed, and such exercise price shall be deemed the Exercise Price of such shares.

     Notwithstanding the foregoing, if BOS shall have not exercised the Option in full on or prior to the date which is 45 days prior to the Warrant's termination date, (November 14, 2005) (hereinafter: the "WARRANT TERMINATION DATE"), Catalyst shall have a right to notify BOS of its wish to exercise the Warrant. BOS shall then notify Catalyst in writing no later than 30 days prior to the Warrant Termination Date whether or not it intends to exercise the Warrant, and if BOS indicated that is does not intend to exercise the Warrant, Catalyst will then have a right to exercise the Warrant at its own expense. . For further clarity, in the event that Catalyst exercises such Warrant, the shares issued by Catalyst pursuant to such exercise shall be deemed to be Option Shares hereunder.

8.   PAYMENT OF EXPENSES.

     Except as otherwise provided hereunder, each Party shall pay its own fees and expenses incurred in preparation, negotiation, execution and delivery of this Agreement and the, and the performance of its obligations hereunder.

9.   NOTICES

     All notices and other communications required or permitted hereunder to be given to any Party shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below:

          If to B.O.S. Better Online Solutions Ltd., to the addresses set forth in its signature block, with a copy to:

          Ephraim Abramson & Co., Advocates
          16 B King George Street
          Ninth Floor
          Jerusalem 94229
          Israel
          Facsimile: (02) 623-3694
                     (02) 625-9264

          and:

          Zvi Firon, Adv
          Firon, Karni, Sarov and Firon, Renato Jarach
          111 Arlozorov Street
          Tel Aviv, Israel
          Facsimile:  (03) 695-3802

          If to Catalyst Investments, L.P., to the addresses set forth in its signature block, with a copy to:

          Fischer, Behar, Chen & Co.
          3 Daniel Frisch St.
          Tel Aviv 64731
          Israel
          Facsimile: (03) 609-1116

     Or such other address with respect to a Party as such Party shall notify each other Parties in writing as above provided. Any notice sent in accordance with this Section 9 shall be effective (i) if mailed, seven (7) business days (and fourteen (14) business days for international mail) after mailing, (ii) if sent by messenger, upon delivery, (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt), and (iv) one (1) business day (and three (3) business days for international mail) after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, PROVIDED, HOWEVER, that any notice change of address shall only be valid upon receipt thereof.

10.  ASSIGNMENT

     This Agreement may not be assigned in whole or in part by any Party without the prior written consent of the other Parties.

11.  AMENDMENT; WAIVER

     This Agreement may be modified, supplemented or amended only by a written instrument executed by each Party. The terms and conditions hereto may be waived by a written instrument executed by the Party waiving compliance.

12.  REMEDIES CUMULATIVE; SPECIFIC PERFORMANCE

     The rights and remedies of the Parties shall be cumulative (and not alternative). Each Party acknowledges and agrees that the other Party may be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Each Party agrees that the other Party may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court having competent jurisdiction, in addition to any other right or remedy to which they may be entitled, at law or in equity. In the event of termination or breach of the Share Purchase Agreement, the Parties hereto shall have available to them the remedies set forth in the Share Purchase Agreement in addition to the remedies available to them by law.

13.  GOVERNING LAW

     This Agreement shall be exclusively governed by and construed according to the laws of Israel, without regard to the conflict of laws provisions thereof.

14.  ARBITRATION.

     Any controversy or claim arising under, out of, or in connection with this Agreement, its validity, its interpretation, its execution or any breach or claimed breach thereof, shall be settled by a single arbitrator, who shall be Mr. Yossi Shahak, and if Mr. Yossi Shahak is unwilling or unavailable to serve as an arbitrator, the arbitrator shall be an attorney with experience in complex corporate transactions to be mutually selected by the Parties' legal counsels (the "ARBITRATOR"), and if the Parties are unable to reach an agreement on the identity of the Arbitrator within thirty (30) days, the Arbitrator shall be appointed by a court having competent jurisdiction. The arbitration shall take place in Tel Aviv, Israel, in the Hebrew language. The Arbitrator shall be exempt from the civil procedure rules and the rules of evidence, but shall be bound by substantive law and by the duty of citing grounds for his ruling. The Arbitrator shall be authorized to issue injunctions and interim orders. The execution of this Agreement by the parties shall be deemed the execution of an arbitration agreement as required by the Israeli Arbitration Law, 5728-1968.

15.  FURTHER ASSURANCES.

     Each of the Parties shall provide all such further information, perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

16.  BINDING EFFECT; BENEFITS

     This Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person or entity other than the Parties' respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

17.  SEVERABILITY.

     If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; PROVIDED, HOWEVER, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

18.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

19.  ENTIRE AGREEMENT

     This Agreement, together with all exhibits hereto and the Share Purchase Agreement constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof, and shall replace any previous agreement between the Parties, whether or not separate or together with other parties.

20.  RULES OF CONSTRUCTION

     The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement, and therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document be construed against the party drafting such agreement or document. Words denoting the singular include the plural and vice versa and words denoting any gender include all genders. Any reference to a statute shall mean the statute in force as at the date hereof, unless otherwise expressly provided. The use of headings is for convenience of reference only and shall not affect the construction of this Agreement. When calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a business day, the period shall end on the next business day.

     IN WITNESS WHEREOF this Option Agreement has been executed by duly authorized officers of each of the Parties as of the date first above written.








         B.O.S. BETTER ONLINE SOLUTIONS LTD.



         By:      ________________________
         Name:
         Title:

         Address:





         CATALYST INVESTMENTS, L.P.



         By:      ________________________
         Name:
         Title:

         Address:

                                    EXHIBIT A

                               NOTICE OF EXERCISE

                                    [omitted]

                                    EXHIBIT B

                                      PROXY

                                    [omitted]

                          REGISTRATION RIGHTS AGREEMENT



     THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made as of March 30, 2003, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of Israel ("BOS" or the "COMPANY"), and Catalyst Investments, L.P., a limited partnership organized under the laws of Israel ("CATALYST"). BOS and Catalyst shall be referred to herein collectively as the "PARTIES".



                                   WITNESSETH



     WHEREAS, concurrently with the execution and delivery of this Agreement, BOS and Catalyst are entering into a Share Purchase Agreement (the "SHARE PURCHASE AGREEMENT"), which provides that, upon the terms and conditions thereof, BOS will sell to Catalyst 2,529,100 Ordinary Shares of BOS (the "BOS SHARES"); and

     WHEREAS, as a condition to Catalyst's willingness to enter into the Share Purchase Agreement, BOS agrees to grant Catalyst registration rights with respect to the BOS Shares under the terms and conditions set forth herein; and

     WHEREAS, BOS is a party to that certain Registration Rights Agreement Made as of May 3, 2000, by and among BOS, Mr. Israel Gal, Mrs. Yael Gal, Mr. Jacob Lee and Mrs. Miran Lee and the persons and corporation listed on Schedule 1 thereto (the "EXISTING SHAREHOLDERS") (the "EXISTING REGISTRATION RIGHTS AGREEMENT"), providing, among other things that the Company may not, without the prior written consent by holders of at least a majority of the then outstanding Registrable Securities (as defined therein), enter into an agreement for the grant of (i) registration rights senior to or in parity with the rights of the holders under the Existing Registration Rights Agreement, or (ii) demand registration; and

     WHEREAS, BOS, Catalyst, Mr. Israel Gal, holders of a majority of the outstanding Registrable Securities (as defined in the Existing Registration Rights Agreement) and others are parties to that certain Settlement Agreement, dated February 10, 2003 (the " SETTLEMENT AGREEMENT"), which has been approved by the District Court of Tel-Aviv, providing, among other things for the grant of piggyback registration rights in parity with the rights of the holders under the Existing Registration Rights Agreement and two demand registrations. A copy of the Settlement Agreement is attached hereto as EXHIBIT A.

     WHEREAS, the Parties wish to define the respective rights and obligations of the Parties in connection with the grant of registration rights contemplated hereby.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties hereby agree as follows:

1. CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

     "ACT" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "COMMISSION" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

     "ORDINARY SHARES" shall mean the Company's Ordinary Shares NIS 1- par value per share.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934 as amended, or any successor federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "HOLDER" means any person who is then the record owner of Registrable Securities which have not been sold to the public.

     "REGISTRABLE SECURITIES" shall mean all Ordinary Shares of the Company issued to Catalyst pursuant to the Share Purchase Agreement, excluding Ordinary Shares which (a) have been registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them,
     (b) have been publicly sold pursuant to Rule 144 under the Securities Act, or (c) are then immediately available for sale pursuant to Rule 144 under the Securities Act. For the avoidance of doubt, should the Company modify its share capital in any way (e.g. stock spit, reverse stock split, etc.), any additional shares issued to Catalyst as a result of such modification shall also constitute Registrable Securities as defined hereunder. If Catalyst purchases after the date hereof additional Ordinary Shares of BOS from Mr. Jacob Lee and/or Ms. Miran Lee, then Catalyst shall have a right at its sole discretion to determine that such Ordinary Shares shall be deemed Registrable Securities under this Agreement, subject to the limitations set forth in Sections (a), (b) and (c) above.

     The term "REGISTER" means to register under the Act and applicable state securities laws for the purpose of effecting a public sale of securities.

2.   REQUIRED REGISTRATION

          (a) At any time commencing 60 days after the closing Catalyst may request, once a year, that the Company register under the Securities Act all or any portion of the Registrable Securities held by Catalyst for sale in the manner specified in such notice, PROVIDED HOWEVER that the registration is requested for at least 200,000 Registrable Securities (as adjusted upon any recapitalization event).

     Notwithstanding anything to the contrary contained herein, no request may be made under this Section 2 within 180 days after the effective date of a registration statement filed by the Company covering a firm commitment underwritten public offering in which the Holders of Registrable Securities under this Agreement and under the Existing Registration Rights Agreement shall have been entitled to join pursuant to Sections 3 or 4 hereof and in which there shall have been effectively registered all shares of Registrable Securities as to which registration shall have been requested.

          (b) Following receipt of any notice under this Section 2, the Company shall immediately notify all Holders of Registrable Securities under this Agreement and under the Existing Registration Rights Agreement from whom notice has not been received and shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting Holder, the number of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the Company shall designate the managing underwriter of such offering, subject to the approval of the Holders, which approval shall not be unreasonably withheld or delayed. The Company shall shall not be obligated to effect, or take any action to effect, any registration pursuant to this Section 2 after the Company has effected two
     (2) registrations pursuant to this Section 2, PROVIDED, HOWEVER that unless
     (i) the registration statement is withdrawn and such withdrawal is not attributable to adverse information concerning the Company's operations, condition or prospects or (ii) the number of Registrable Securities covered thereby is reduced, in either case at the request of Holders of Registrable Securities covered thereby, such obligation shall be deemed satisfied only when the registration statement covering all Registrable Securities specified in notices received as aforesaid, for sale in accordance with the method of disposition specified by the requesting Holders, shall become effective and, if such Registrable Securities shall have been sold pursuant thereto. The company not more than once in any period of twelve consecutive months, may defer the effectiveness of such registration for up to one hundred eighty (180) days from the date of the notice of request is received, upon determination by the Board of Directors that such registration would be detrimental to the Company.

          (c) The Company shall be entitled to include in any registration statement referred to in this Section 2 for sale in accordance with the method of disposition specified by the requesting Holders. Ordinary Shares to be sold by the Company for its own account, except and to the extent that in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing of the Registrable Securities to be sold. If Ordinary Shares are included by the Company for its own account and such Ordinary Shares constitute at least 51% of the total shares covered by the registration statement filed pursuant to this Section 2, such registration will be deemed to have been completed pursuant to Section 3 hereof and not this Section 2. Except for registration statements on Form S-4 or Form S-8 or any successor thereto, the Company will not file with the Commission any other registration statement with respect to its Ordinary Shares, whether for its own account or that of other Holders, from the date of receipt of a notice from requesting Holders pursuant to this Section 2 until the completion of the period of distribution of the registration contemplated thereby.

3. INCIDENTAL REGISTRATION. If the Company at any time (other than pursuant to Section 2 or Section 4) proposes to register any of its securities under the Securities Act for sale to the public, for its own account (except with respect to registration statements on Form S-1, Form S-8, their respective successor forms, or another form not available for registering the Registrable Securities for sale to the public), each such time it will give written notice to all Holders of outstanding Registrable Securities of its intention so to do. The Company shall, upon the written request of any such Holder, received by the Company within 20 days after the giving of any such notice by the Company, to register any of its Registrable Securities (which request shall state the intended method of disposition thereof) use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company all to the extent requisite to permit the sale or other disposition by the Holder (in accordance with its written request) of such Registrable Securities so registered. In the event that any registration pursuant to this Section 3, shall be, in whole or in part, an underwritten public offering of Ordinary Shares, the number of Ordinary Shares to be included in such underwriting may be reduced (pro rata among the requesting Holders under this Agreement and under the Existing Registration Agreement, based upon the numbers of Ordinary Shares owned by such Holders) subject to any registration rights; if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 3 without thereby incurring any liability to the Holders of Registrable Securities (other than as provided in Section 6).

4. FORM F-3 REGISTRATION. If at any time (i) a Holder or Holders of Registrable Securities under this Agreement and under the Existing Registration Rights Agreement requests that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or part of the Registrable Securities held such requesting Holder or Holders, the reasonably anticipated aggregate price to the public of which would exceed $1,000,000, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of Registrable Securities specified in such notice. Whenever the Company is required by this Section 4 to use its reasonable best efforts to effect the registration of Registrable Securities, each of the procedures and requirements of Section 2 (including but not limited to the requirement that the Company notify all Holders of Registrable Securities under this Agreement and under the Existing Registration Rights Agreement from whom notice has not been received and provide them with the opportunity to participate in the offering) shall apply to such registration: PROVIDED HOWEVER that there shall be no limitation on the number if registrations on Form S-3 which may be issued and obtained under this Section 4: and PROVIDED FURTHER HOWEVER, that the requirements contained in the first sentence of Section 2(a) shall not apply to any registration on Form S-3 which may be requested under this Section 4.

(b) The Company shall not be obliged to effect any registration, qualification or compliance, pursuant to this Section 4 if: (i) Form S-3 (or any successor form to Form S-3 regardless of its designation) is not available for such offering by the Holders; (ii) the aggregate net offering price (after deduction of underwriting discounts and commissions) of the Registrable Securities specified in such request is less than $1,000,000;
     (iii) the Company has already effected one registration on Form S-3 within the previous six-month period; or (iv) the Company shall furnish to the Holders a certificate signed by the president of the Company stating that, in good faith judgment of the Board of directors, it would not be in the best interests of the Company and its stockholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration for a period of not more than one hundred eighty (180) days after receipt of the request of the Holder or Holders under this Section 4; provided however that the Company shall not utilize this right more than once in any twelve month period.

5. EXPENSES. The Company shall pay all out-of-pocket costs in connection with any registration pursuant to this Agreement. The costs and expenses of any such registration shall include, without limitation, the fees and expenses of the Company's counsel and its accountant and all other out-of-pocket costs and expenses of the Company incident to the preparation, printing and filing under the Securities Act of the registration statement and all amendments and supplements thereto; and the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, dealers and other purchasers of the securities so registered under the "blue sky" laws of various jurisdictions, the fees and expenses of the Company's transfer agent, the fees and expenses of one counsel for the Holders, expenses of all marketing and promotional efforts requested by the managing underwriter and all other costs and expenses of complying with the foregoing provisions hereof with respect to such legislation. The Holders shall bear underwriting discounts, selling commissions and transfer taxes with respect to the shares sold by them pursuant to the registration.

6. REGISTRATION PROCEDURES. In the case of each registration effected by the Company pursuant to this Agreement, the Company will keep each Holder of Registrable Securities included in such registration advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will do the following for the benefit of such
     Holders:

     (a) Keep such registration effective for a period of 90 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs and amend or supplement such registration statement and the prospectus contained therein from time to time to the extent necessary to comply with the Act and applicable state securities laws. If at any time the Commission should institute or threaten to institute any proceedings for the purpose of issuing or should issue a stop order suspending the effectiveness of any such registration statement, the Company will promptly notify the Holder and will use reasonable efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible.

     (b) Use its best efforts to register or qualify the Registrable Securities covered by such registration under the applicable securities or "blue sky" laws of such jurisdictions as the selling shareholders may reasonably request; PROVIDED that the Company shall not be obligated to qualify to do business in any jurisdiction where it is not then so qualified or otherwise required to be so qualified or to take any action which would subject it to the service of process in suits other than those arising out of such registration.

     (c) Furnish such number of prospectuses and other documents incident thereto as a Holder or underwriter from time to time may reasonably request.

     (d) To the extent required, the Company will enter into any underwriting agreement reasonably necessary to effect the offer and sale of Ordinary Shares PROVIDED that such underwriting agreement contains customary underwriting provisions and is entered into by the Holder and PROVIDED further that, if the underwriter so requests, the underwriting agreement will contain customary contribution provisions on the part of the Company.

     (e) To the extent then permitted under applicable professional guidelines and standards, use its best efforts to obtain a comfort letter from the Company's independent public accountants in customary form and covering by comfort letters and an opinion from the Company's counsel in customary form and covering such matters of the type customarily covered in a public issuance of securities, in each case addressed to the Holders and provide copies thereof to the Holders.

     (f) Permit the counsel to the selling shareholders whose expenses are being paid pursuant to Section 4 hereof to inspect and copy such corporate documents as he may reasonably request.

7.   INDEMNIFICATION

     (a) The Company will and hereby does, indemnify and hold harmless each Holder, each of its officers, directors and partners and each person controlling such Holder within the meaning of the Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls such underwriter within the meaning of the Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact in any prospectus, offering, circular or other document (including any related registration statement, modification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Act or the Exchange Act or securities act of any state or any rule or regulation thereunder applicable to the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers, directors and partners and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, whether or not resulting in any liability, PROVIDED that the Company will not be liable in any such case to the extent that any such claim, loss damage, liability or expense arises out of or is (x) based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon information furnished in writing to the Company by the Holders or any underwriter or any controlling person of the Holders or any such underwriter specifically for use therein or
          (y) made in any preliminary prospectus if the prospectus contained in the registration statement as declared effective or in the form filed by the Company with the Commission pursuant to Rule 424 under the Securities Act shall have corrected such statement or omission, ample copies of such prospectus (together with a statement that such corrected prospectus must be used in lieu of all prior prospectuses) shall have been provided by the Company to the Holders or underwriter, and a copy of such prospectus shall not have been sent or otherwise delivered to such person by the Holders or underwriter at or prior to the confirmation of such sale to such person.

     (b) By requesting confirmation under this Agreement, each Holder shall agree in the same manner and to the same extent as set forth in the preceding paragraph, to indemnify and to hold harmless the Company and its directors, officers and each person, if any, who controls the Company within the meaning of the Securities Act and any underwriter (as defined in the Securities Act) of any shares offered by the Holders, against any such claim, loss, damage, liability or expense, joint or several, to which any such persons may be subject under the Securities Act or otherwise, and to reimburse any of such persons for any legal or other expenses reasonably incurred by them in connection with investigating or defending against any such claim, loss, damage, liability or expense, but only to the extent it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission of a material fact in any registration statement under which the Holders' shares were registered under the Securities Act pursuant to this Agreement, any prospectus contained therein, or any amendment or supplement thereto, which was based upon and made in conformity with information furnished in writing to the Company by the Holders or such underwriter expressly for use therein, provided HOWEVER, that payments by each Holder hereunder shall be limited to an amount equal to the net proceeds received by such Holder upon the sales of the securities.

     (c) Each party entitled to indemnification under this Section 7 (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought. The failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations under this Section 7, except and to the extent the Indemnifying Party has been prejudiced as a consequence thereof and in no event shall such failure relieve the underlying party from any other liability which it may have to such indemnified party. The Indemnifying Party will be entitled to participate in, and to the extent that it may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party, at its own expense to assume the defense of any such claim or any litigation resulting therefrom, with counsel reasonably satisfactory so such Indemnified Party, PROVIDED that the Indemnified Party may participate in such defense at its expense, notwithstanding the assumption of such defense by the Indemnifying Party, and PROVIDED, further, that if the defendants in any such action shall include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Parties which are different form or additional to those available to the Indemnifying Party, the Indemnified Party or Parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party or Parties and the fees and expenses of such counsel shall be paid by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall (i) furnish such information regarding itself of the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claims and litigation resulting therefrom and (ii) shall reasonably assist the Indemnifying Party in any such defense, PROVIDED that the Indemnified Party shall not be required to expend its funds in connection with such assistance.

     (d) No Holder shall be required to participate in a registration pursuant to which it would be required to execute an underwriting agreement in connection with a registration effected under Section 2 or 3 which imposes indemnification or contribution obligations on such Holder more onerous than those imposed hereunder: PROVIDED HOWEVER that the Company shall not be deemed to breach those provisions of Section 2 or 3 if a Holder is not permitted to participate in a registration on account of his refusal to execute an underwriting agreement on the basis of this sub-section (d).

8. LOCK-UP AGREEMENT. If requested by the underwriter in any registered public offering by the Company, the Holder agrees not to sell or otherwise transfer any Registrable Securities for such period of time after the date of such offering as may be requested by the underwriter, but in no event to exceed 180 days from the close of the initial public offering and 90 days from the close of any subsequent registered public offering, PROVIDED that all executive officers and directors of the Company enter into similar agreements.

9. INFORMATION BY HOLDER. Each Holder of Registrable Securities included in any registration shall furnish to the Company such information regarding such Holder and the distribution proposal by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Agreement or otherwise required by applicable state or federal securities laws.

10. LIMITATIONS ON REGISTRATION RIGHTS. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities under this Agreement enter into any agreement with any holder or prospective holder of any securities of the Company, not having any registration rights on the date hereof, which would give any such holder or prospective holder the right to require the Company, upon any registration of any of its securities, to include, among the securities which the Company is then registering, securities owned by such holder, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of its securities will not limit the number of Registrable Securities sought to be included by the Holders of Registrable Securities hereunder.

11. EXCEPTION TO REGISTRATION. The Company shall not be required to effect a registration under this Agreement if (i) in the written opinion of counsel for the Company, which counsel and the opinion so rendered shall be reasonably acceptable to the Holders of the Registrable Securities, such Holders may sell without registration under the Act all Registrable Securities for which they requested registration under the provisions of the Act and in the manner and in the quantity in which the Registrable Securities were proposed to be sold, or (ii) the Company shall have obtained from the Commission a "no action: letter to that effect; PROVIDED that this Section 11 shall not apply to sales made under Rule 144 (k) or any successor rule promulgated by the Commission until after the effective date of the Company's initial registration of shares under the Act.

12. RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of restricted securities (as that term is used in Rule 144 under the Act) to the public without registration, the Company agrees to:

     (a) make and keep public information available as those terms are understood and defined in Rule 144 under the Act, at all times from and after ninety days following the effective date of the first registration under the Act filed by the Company for an offering of its securities to the public;

     (b) use its best efforts to file with the Commission in a timely manner, all reports and other documents required of the Company under the Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

     (c) so long as a Holder owns any restricted securities, furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Act and Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

13. LISTING APPLICATION. If share of any class of stock of the Company shall be listed on a national securities exchange, the Company shall, at its expense, include in its listing application all of the shares of the listed class then owned by any Holder.

14. ASSIGNMENT OF REGISTRATION RIGHTS. Any of the Holders may assign its rights (but only with all related obligations) to cause the Company to register Shares hereunder to (i) a transferee or assignee of such securities who, after such assignment or transfer, holds at least thirty three percent (33%) of the Registrable Securities held by such transferring Holder on the date hereof, or (ii) any amount of Registrable Securities to a limited liability company or corporation, in any transfer to an affiliated entity and any current and former constituent partners, members, shareholders and affiliates of such Holder or an affiliated entity, PROVIDED HOWEVER that such transfer or assignment is made pursuant to the provisions of the Company's Articles of Association, including without limitation, the provisions relating to transfer of securities, and FURTHER PROVIDED that
     (a) the Company is, as soon as practicable and in any event within twenty one (21) days after such transfer, is furnished with a written notice of the name and address of such transferee or assignee and a description of the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

15.  MISCELLANEOUS.

     (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Registrable Securities) whether so expressed or not.

     (b) All notices, requests, consents and other communications hereunder shall be in writing and shall be mailed by certified or registered mail, return receipt requested, postage pre-paid, or telecopied or sent by facsimile method addressed as follows:

          If to the Company, or a Holder, at the address of such party as set forth on the signature block or the most recent address as is shown on the stock records of the Company; and

          If to any subsequent Holder of Registrable Securities, to it at such address as may have been furnished to the Company in writing by such party, or, in case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a Holder of registrable Securities) or to the Holders of Registrable Securities (in the case of the Company) in accordance with the provisions of this paragraph.

     (c) This Agreement shall be governed by and construed in accordance with the state of New York, without giving effect to the conflicts of laws thereof.

     (d) This Agreement may not be amended or modified, and no part hereof may be waived, without the written consent of the Company and the holders of at least a majority of the then outstanding Registrable Securities.

     (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

     (f) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable, any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

     (g) This Agreement contains the entire agreement between the parties hereto with respect to registration rights, and supersedes all prior agreements relating to the same subject matter.





            (THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

     IN WITNESS WHEREOF this Registration Rights Agreement has been executed by duly authorized officers of each of the Parties as of the date first above written.



       B.O.S. BETTER ONLINE SOLUTIONS LTD.



       By:    ________________________
       Name:
       Title:

       Address:



       CATALYST INVESTMENTS, L.P.



       By:    ________________________
       Name:
       Title:

       Address:

                                    EXHIBIT A



                              SETTLEMENT AGREEMENT

                                    [omitted]